# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infinity Natural Resources, Inc., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002053105

## Reporting persons
- PEI INR Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock, par value $0.01 per share ("Class A common stock"), of the Issuer issuable in exchange for of an equivalent number of common units ("Common Units") of Infinity Natural Resources, LLC, a subsidiary of the Issuer ("INR Holdings"), held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock, par value $0.01 per share ("Class B common stock"), of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- Pearl Energy Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- Pearl Energy Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- PEI INR Co-Invest-B, Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- PEI Infinity-S, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- William J. Quinn: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- Pearl Energy Investment III UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.
- Pearl Energy Investment UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,894,732; sole dispositive power 0; shared dispositive power 28,894,732; aggregate amount beneficially owned 28,894,732 (65.5% of the class)
  Comment: (1) Represents 28,894,732 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons in the aggregate on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  (2) Calculated assuming 44,132,232 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported on the in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 28,894,732 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held in the aggregate by the Reporting Persons.

## Item 1. Issuer
Name of issuer: Infinity Natural Resources, Inc.
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia 26508

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons" and each, a "Reporting Person":
(i) PEI INR Holdings, L.P., a Delaware limited partnership ("PEI INR Holdings");
(ii) Pearl Energy Investments, L.P., a Delaware limited partnership ("Pearl LP");
(iii) Pearl Energy Investments III, L.P., a Delaware limited partnership ("Pearl III LP");
(iv) Pearl INR Co-Invest B, Corp., a Delaware Corporation ("Pearl INR Co-Invest");
(v) Pearl Infinity-S, LP, a Delaware limited partnership ("Pearl S LP");
(vi) Pearl Energy Investment III UGP, LLC, a Delaware limited liability company ("Pearl III UGP");
(vii) Pearl Energy Investment UGP, LLC, a Delaware limited liability company ("Pearl UGP"); and
(viii) William J. Quinn, a United States citizen.
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Person is:
2100 McKinney Ave
Suite 1675
Dallas, Texas 75201
Citizenship: See responses to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each of the cover pages.

The shares reported herein are directly held by PEI INR Holdings, Pearl LP, Pearl III LP, Pearl S LP, and Pearl INR Co-Invest (collectively, the "Pearl Funds"). Pearl III GP is the general partner of PEI INR Holdings, Pearl III LP, Pearl S LP and PEI INR A (as defined below). Pearl Energy Investment III UGP, LLC ("Pearl III UGP") is the general partner of Pearl III GP. Pearl Energy Investment GP, L.P. ("Pearl GP") is the general partner of Pearl LP. Pearl UGP is the general partner of Pearl GP. PEI INR Holdings-A, L.P. ("PEI INR A") is the sole shareholder of PEI INR Co-Invest. The Pearl Funds are controlled by William J. Quinn, the founder and managing partner of Pearl Energy Investments, who is the managing member of Pearl UGP and Pearl III UGP, the respective ultimate general partners of the Pearl Funds.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.
Percent of class: See responses to Item 11 on each of the cover pages.
Sole power to vote or to direct the vote: See responses to Item 5 on each of the cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each of the cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PEI INR Holdings, L.P.: /s/ William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
- Pearl Energy Investments, L.P.: /s/ William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
- Pearl Energy Investments III, L.P.: /s/ William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
- PEI INR Co-Invest-B, Corp.: /s/ William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
- PEI Infinity-S, LP: /s/ William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
- William J. Quinn: /s/ William J. Quinn, William J. Quinn (03/14/2025)
- Pearl Energy Investment III UGP, LLC: William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
- Pearl Energy Investment UGP, LLC: William J. Quinn, William J. Quinn, Authorized Person (03/14/2025)
Comment: (i) Pearl Energy Investment III GP, L.P. is the general partner of PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., Pearl Infinity-S, LP and PEI INR Holdings-A, L.P. Pearl Energy Investment III UGP, LLC is the general partner of Pearl Energy Investment III GP, L.P. (ii) Pearl Energy Investment GP, L.P. is the general partner of Pearl Energy Investments, L.P.. Pearl Energy Investment UGP, LLC is the general partner of Pearl Energy Investment GP, L.P. (iii) PEI INR Holdings-A, L.P. is the sole shareholder of PEI INR Co-Invest-B, Corp.

Exhibit 1 Joint Filing Agreement, dated as of March 14, 2025, by and among the Reporting Persons (filed herewith).